

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 26, 2006

Edmond L. Lonergan
President and Chief Executive Officer
EMTA Holdings, Inc.
7430 E. Butherus, Suite C
Scottsdale, AZ 85260

> **Re: EMTA Holdings, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed October 4, 2006**
> **File No. 333-136583**

Dear Mr. Lonergan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A1 Filed October 4, 2006

1. We reissue prior comment 36. We may have comments once you file the opinion of counsel and any other omitted exhibits.

Management's Discussion and Analysis

Results of Operations

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005, page 15

2. Please revise your disclosure under Net Sales to explain your increase for the three months ended June 30, 2006 compared to three months ended June 30, 2005, instead of for the year ended March 31, 2006. Additionally, expand your disclosure to explain the reasons for your decrease in cost of sales and/or increase in gross profit.

Consolidated Statements of Stockholders' Equity, page F-14

3. We note that in response to prior comment 26, you revised your statements of stockholders' equity to reflect net share adjustments for your two reverse mergers on a retroactive basis. Ordinarily the legal acquirer's shares outstanding immediately before the reverse mergers should be shown on the same lines as the net assets acquired (or net liabilities assumed), as though issued by the accounting acquirer. Please further revise your statements of stockholders' equity to reflect this correction. Also expand your disclosure in Note 1 to specify the number of shares exchanged in each reverse merger transaction, as previously requested.

Note 1 – The Company, page F-16

4. We note your response to prior comment 27, concluding that based on your analysis of the White Sands transaction, you acquired assets rather than a business. Please expand your disclosure to include this clarification, and the reasons for your conclusion. Further, since neither the Omni nor White Sands transactions are business acquisitions, we see no support for your pro forma presentation in Note 12. Please revise accordingly.

CLOSING COMMENTS

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, me at (202) 551-3707 with any other questions.

Sincerely,

Tim Levenberg
Special Counsel

cc: Marc J. Ross